Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

06015549

14 July 2006

SUPPL

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Public Officer

Enc.

dw 7/28

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

Jeruk -3 Progress Report & Resource Downgrade

Santos has provided the attached to Cue this morning:-

"The Jeruk-3 appraisal well is being drilled in the Sampang PSC, offshore Indonesia, approximately 1.8 km west of Jeruk-1 and 40 km south east of Surabaya.

As reported by Santos on 18 May 2006 and 8 June 2006, the Jeruk-3 appraisal well tested oil from the top of the reservoir section.

The well has subsequently been deepened to 4894m TVDSS. Interpretation of pressure data obtained to date infers an oil water contact at approximately 4760m TVDSS.

The height of the known hydrocarbon column in the Jeruk structure is now considered to be approximately 145m compared to the originally interpreted 379m.

This has reduced the most likely contingent resource to less than the 170 mmbbl estimate previously provided to the market in January 2005.

This is a complex reservoir and further appraisal will be required to determine whether a common oil water contact exists across the structure.

A test of the bottom hole section of the Jeruk-3 appraisal well is planned for next week. This test is expected to confirm the interpreted location of the oil/ water contact, and provide further reservoir and pressure data.

Following the completion of Jeruk-3, the rig will be released to drill other Santos wells, allowing time to integrate well and seismic data to better determine the most likely resource range."

Cue understands that the rig will now move to drill the Wortel exploration well in the Sampang PSC.

The participants in the Sampang PSC are:

	Sampang PSC	Jeruk
Santos (Sampang) Pty Ltd (operator)	40.5%	40.5%
Singapore Petroleum Sampang Ltd	36.0%	19.64%
Cue Sampang Pty Ltd	13.5%	7.36%
PT Petrogas Oyong Jatim*	10.0%	10.0%
Medco Strait Services Pte Ltd	0.0%	22.5%

* subject to finalisation of documentation

Any queries regarding the announcement should be directed to the Company on (03) 9670 8668 or email mail@cuenrg.com.au.

Robert J Coppin
Chief Executive Officer

14 July 2006